PROSPECTUS SUPPLEMENT NO. 3	Filed pursuant to Rule 424(b)(3)
(To Prospectus filed July 26, 2005, as supplemented by Supplement No. 1 dated March 9, 2006 and Supplement No. 2 dated March 27, 2006)	Registration No. 333-126231 And Registration No. 333-132737

Isonics Corporation

(a California corporation)

Common Stock

This prospectus supplement, filed by Isonics Corporation (“Isonics” or “We”), supplements our prospectus dated July 26, 2005, as supplemented by prospectus supplements dated March 9, 2006 and March 27, 2006, including additional shares contained in a registration statement filed on Form S-3 (Commission file no. 333-132737).

The prospectus, as supplemented, relates to the resale by selling stockholders of up to 24,696,715 shares of our common stock (including the additional shares) which are being offered and sold from time-to-time by the selling security holders.  This prospectus supplement should only be read and delivered together with our prospectus filed July 26, 2005 and the prospectus supplements dated March 9, 2006 and March 27, 2006 and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing in the table below (such information as of November 22, 2006), which is based on information provided by or on behalf of the named selling security holders, supplements and amends the information with respect to such selling security holders in selling security holders table in the prospectus.  The 8% Debentures and, except as otherwise noted in the notes to the following table, the warrants were issued in a placement completed in February 2005.

	Common Stock owned prior to this
	offering			Securities Being
	Underlying Derivative			Offered by Holders		Common Stock to be
	Securities			Underlying		beneficially owned after
	8%		Common	Warrants		offering and percentage
Selling Security Holder (1)	Debentures (2, 20, 21)	Warrants (3, 20, 21)	Stock (21)	and Debentures	Common Stock	Common Stock	Percent (4)

Omicron Master Trust (5*)	0	717,395	210,392	717,395	210,392	0	0
Portside Growth and Opportunity Fund (6*)	102,480	0	298,773	102,480	298,773	0	0
Rockmore Investment Master Fund Ltd. (7*)	47,520	332,605	444,838	380,125	444,838	0	0
DKR Soundshore Oasis Holding Fund Ltd. (10*)	0	2,520,126	908,056	2,493,750	908,056	26,376	<1%
DKR Soundshore Strategic Holding Fund, Ltd. (11*)	0	132,250	43,951	131,250	43,951	1,000	<1%
Monarch Capital Fund Ltd. (12*)	0	269,500	0	269,500	0	0	0
Harborview Master Fund, LP(14*)	0	262,500	0	262,500	0	0	0
Iroquois Capital LP(15*)	0	1,312,500	34,980	1,312,500	0	34,980	<1%
JMG Capital Partners, LP(16*)	0	525,000	53,100	525,000	53,100	0	0
JMG Triton Offshore Fund Ltd. (17*)	0	525,000	53,100	525,000	53,100	0	0
Langley Partners L.P. (18*)	0	1,050,000	0	1,050,000	0	0	0
Platinum Partners Value Arbitrage Fund, L.P. (19*)	0	350,000	0	350,000	0	0	0

*    See note (3).

(1)               Since the date on which we were provided with the information regarding their 8% Debentures, warrants, and other security ownership, selling security holders may have acquired, sold, transferred or otherwise disposed of all or a portion of their Notes or other securities. Accordingly, the information provided here for any particular security holder may understate or overstate, as the case may be, such security holder’s current ownership.

(2)               The aggregate principal amount of the 8% Debentures (originally issued on February 25, 2005; due February 24, 2007) that is outstanding as of November 22, 2006 is $750,000, all of which are owned by the selling security holders named in this prospectus supplement.  Share information presented above is calculated at the holders’ conversion price of $5.00 per share.  The holders are not likely to convert the 8% Debentures because of the current market prices for our common stock (which had a closing price of $0.73 on December 6, 2006).  If certain “equity conditions” have been met, we may, at our discretion, repay the 8% Debentures in cash or shares of our common stock.  If we choose to repay the 8% Debentures in shares of our common stock, we must do so at a price equal to the lesser of the conversion price (as it may be adjusted) and 88% of the average of the ten closing prices ending on the trading day immediately prior to the applicable monthly redemption date (90% for the payment of interest).  Our most recent repayment used a price of $0.72 per share for principal repayment and $0.64 per share for interest.  For purposes of presenting the number of shares of our common stock beneficially owned by holders of 8% Debentures, we assume that we will continue to pay interest and principal at the most recent price used through the term of the 8% Debentures.  Because the prices are based on a percentage of market price, the number of shares of our common stock issuable in payment of principal and interest on the 8% Debentures may increase or decrease in the future and will likely be in excess of the number of shares stated above.

(3)               The warrants are currently exercisable to purchase shares of our common stock at a current price of $1.25 per share.  (The warrants originally were exercisable at $6.25 per share to purchase one-fifth of the number of shares stated but were adjusted as a result of dilution adjustments contained in the warrant agreement described in more detail in the prospectus.  Due to an offer made on May 18, 2006, to the holders of the 8% Debentures and the acceptance of the offers by certain holders, of the currently outstanding warrants associated with the 8% Debentures, warrants to purchase 4,557,000 shares of common stock have a price ratchet only whereby no change to the number of shares purchasable will occur and warrants to purchase 3,412,500 shares of common stock continue to retain the original ratchet provision.  All references to the warrants in the table reflect the number of shares issuable at the current exercise price, and is subject to possible further dilution for those warrants which retain the initial ratchet provision, in which case the number of shares issuable upon conversion of the warrants would be in excess of the shares stated above.)

(4)               Percentages are based on 47,446,136 shares of our common stock outstanding as of November 1, 2006.

(5)               Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron.  By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron.  Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock.  As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron.  Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder.  No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.  Omicron Master Trust assigned the remaining principal amount due under its 8% Debenture (acquired in February 2005) to Rockmore Investment Master Fund Ltd. and to Portside Growth and Opportunity Fund.  Omicron Master Trust assigned a portion of its common stock purchase warrant to Rockmore Investment Master Fund Ltd.

(6)               Portside Growth and Opportunity Fund (“Portside”) is a Cayman Islands exempted company and a private investment fund.  Portside holds a debenture with a principal amount (as of November 22, 2006) equal to $512,400 that was originally issued to Omicron in the February 2005 placement (see note (5), above).  Portside does not hold any warrants.  Portside holds 298,773 shares of restricted common stock included for resale in this prospectus which were issued to Portside in connection with the amortization payment due November 1, 2006 with respect to the 8% Debenture held by Portside.  Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside.  Ramius Capital disclaims beneficial ownership of the shares held by Portside.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital.  As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(7)               Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”).  By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock.  Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of November 17, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund.  By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund.  Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority.  No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended.  No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.  Rockmore Master Fund holds a debenture with a principal amount (as of November 22, 2006) equal to $237,600 and warrants to purchase 332,605 shares (both of which were originally issued to Omicron in the February 2005 placement; see note (5) above).  Rockmore Master Fund holds 444,838 shares of restricted common stock included for resale in this prospectus which were issued in connection with interest and principal amortization payments on the 8% Debentures.

(8)               Intentionally omitted.

(9)               Intentionally omitted.

(10)         DKR Soundshore Oasis Holding Fund Ltd. (the “Holding Fund”) is a master fund in a master-feeder structure.  The Holding Fund’s investment manager is DKR Oasis Management Company LP (the “Investment Manager”).  Pursuant to an investment management agreement among the Holding Fund, the feeder funds and the Investment Manager, the Investment Manager has the authority to do any and all acts on behalf of the Holding Fund, including voting any shares held by the Holding Fund.  Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager.  Mr. Fischer has ultimate responsibility for trading with respect to the Holding Fund.  Mr. Fischer disclaims beneficial ownership of the shares.  DKR Soundshore Oasis Holding Fund Ltd. is an affiliate of DKR Soundshore Strategic Holding Fund Ltd. (see note 11, below).  The Holding Fund holds 908,056 shares of common stock and warrants to purchase 498,750 shares of common stock (to purchase 2,493,750 shares at $1.25 per share after adjustment for dilution through November 22, 2006; see note 3, above) and warrants to purchase 26,376 shares of common stock at $1.50 per share, expiring December 29, 2006.

(11)         DKR Soundshore Strategic Holding Fund Ltd. (the “Strategic Fund) is a master fund in a master-feeder structure.  The Strategic Fund’s investment manager is DKR Capital Partners L.P. (the “Investment Manager”).  Pursuant to an investment management agreement among the Strategic Fund, the feeder funds and the Investment Manager, the Investment Manager has the authority to do any and all acts on behalf of the Strategic Fund, including voting any shares held by the Strategic Fund.  The Strategic Fund is multi-managed and, with respect to the shares covered by this registration statement, Mr. Seth Fischer has ultimate trading authority.  Mr. Fischer disclaims beneficial ownership of the shares.  The Strategic Fund Ltd. is an affiliate of the Holding Fund (see note 10, above).  The Holding Fund holds 43,951 shares of common stock and warrants to purchase 26,250 shares of common stock (to purchase 131,250 shares at $1.25 per share after adjustment for dilution through November 22, 2006; see note 3, above) and warrants to purchase 1,000 shares of common stock at $1.50 per share, expiring December 29, 2006.

(12)         Monarch Capital Fund Ltd. (“Monarch”) is a privately held investment fund whose investment advisor is Beacon Fund Advisors Ltd. (“BFA”).   BFA has voting control and investment discretion over shares held by Monarch.  BFA disclaims beneficial ownership of the shares held by Monarch.  Monarch holds warrants to purchase 53,900 shares of common stock (to purchase 269,500 shares at $1.25 per share after adjustment for dilution through November 22, 2006; see note 3, above), such warrants having been assigned from Harborview Capital Management LLC.

(13)         Intentionally omitted.

(14)         Harborview Master Fund L.P. (“Harborview”) is a master fund in a master-feeder structure whose general partner is Harborview Advisors  LLC. Richard Rosenblum and David Stefansky are the managers of  Harborview Advisors LLC and have ultimate responsibility for trading with respect to Harborview.  Messrs. Rosenblum and Stefansky disclaim beneficial ownership of  the shares being registered hereunder.  Harborview holds warrants to purchase 52,500 shares of common stock (to purchase 262,500 shares at $1.25 per share after adjustment for dilution through November 22, 2006; see note 3, above).

(15)         Iroquois Capital LP is a privately held investment fund whose controlling person is Joshua Silverman.  Iroquois Capital LP is in the business of making venture capital investments and holds 34,980 shares of common stock and warrants to purchase 262,500 shares of common stock from the February 2005 placement  (to purchase 1,312,500 shares after adjustment for dilution through November 22, 2006; see note 3, above).  Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital LP.

(16)         JMG Capital Partners, LP (“JMG Partners”) is a California limited partnership and holds 53,100 shares of common stock and warrants to purchase 105,000 shares of common stock from the February 2005 placement  (to purchase 525,000 shares after adjustment for dilution through November 22, 2006; see note 3, above).  Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment advisor that has voting and dispositive power over JMG Partners’ investments, including the shares covered by this registration statement.  The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation.  Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.  JMG Partners is an affiliate of JMG Triton Offshore Fund Ltd. (see note 17, below).

(17)         JMG Triton Offshore Fund Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands and holds 53,100 shares of common stock and warrants to purchase 105,000 shares of common stock from the February 2005 placement  (to purchase 525,000 shares after adjustment for dilution through November 22, 2006; see note 3, above).  The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power of the Fund’s investments, including the shares covered by this registration statement.  The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation.  The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David.  Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.  JMG Triton Offshore Fund Ltd. is an affiliate of JMG Capital Partners, LP (see note 16, above).

(18)         Langley Partners L.P. is a privately held investment fund whose controlling person is Langley Capital LLC.  Jeffrey Thorp is the sole managing member of Langley Capital LLC and has sole investment discretion to vote or dispose of the shares covered by this registration statement.  Langley Partners L.P. holds warrants to purchase 210,000 shares of common stock from the February 2005 placement  (to purchase 1,050,000 shares after adjustment for dilution through November 22, 2006; see note 3, above).

(19)         Platinum Partners Value Arbitrage Fund L.P. is a privately held investment fund whose controlling person is Mark Nordlicht.  Platinum Partners Value Arbitrage Fund L.P. is in the business of making venture capital investments and holds warrants to purchase 70,000 shares of common stock from the February 2005 placement  (to purchase 350,000 shares after adjustment for dilution through November 22, 2006; see note 3, above).

(20)         Pursuant to the terms of the 8% Debenture and the warrant agreement, each of the holders identified in notes (5) through (19) and their affiliates are limited in their ability to convert the 8% Debentures or exercise the warrants so that their total beneficial ownership at the time of any conversion or exercise would be 4.99% or less.

(21)         Currently, the aggregate number of shares issuable upon full conversion of the 8% Debentures and exercise of all outstanding warrants is in excess of the number of aggregate shares registered on Registration Nos. 333-126231 and 333-132737.

Although the selling shareholders are not limited in their right to convert their 8% Debentures or exercise their warrants except by our authorized capitalization and the selling shareholders’ contractual 4.99% share cap limitations, to the extent that the shares issuable exceed the amount registered, the selling shareholders will receive restricted stock.

Investing in our common stock involves risks. See “Risk Factors” included in our prospectus as most recently updated by incorporation by reference in our quarterly report on Form 10-Q for the quarter ended July 31, 2006 (and other reports that we may subsequently file with the Securities and Exchange Commission).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 8, 2006